

Mail Stop 7010

April 3, 2009

By U.S. Mail and Facsimile

Mr. T. R. Loftus
Chief Financial Officer
VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303

      Re: **VSE Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Definitive Proxy Statement on Schedule 14A filed March 24, 2009
              File No. 000-03676

Dear Mr. Loftus:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1.   We note your risk factor disclosure regarding environmental and pollution risks. If material, please disclose in future filings the effect that compliance with environmental regulations may have on your capital expenditures, earnings and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

Mr. T. R. Loftus
VSE Corporation
April 3, 2009
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Management Outlook, page 24

2.   You have disclosed that you anticipate losing the R2 Program contract with the U.S. Army. In this regard, please supplementally tell us what you anticipate the annual potential impact to be on revenue and gross profit as a result of the loss of this contract.

Results of Operations, page 28

3.   In future filings, please quantify the reasons for the significant changes in your consolidated and segment results from period-to-period. For example, you should quantify the reasons you have provided for the fluctuations in your revenue and gross profit and ensure that you explain the majority of the increase or decrease in your discussion.

Liquidity and Capital Resources, page 33
Cash Flows, page 33

4.   In future filings, please expand your discussion of the cash flows from operating activities to address the underlying reasons for the significant year-to-year changes in your working capital items.

Liquidity, page 33

5.   Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant financial covenants within your loan agreements, if applicable. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.

Item 8 – Financial Statements and Supplementary Data

Note 1 – Nature of Business and Significant Accounting Policies, page 42
Earnings Per Share, page 43

6.   In future filings, please disclose the number of shares that could potentially dilute earnings per share that were not included in the computation because to do so would have been anti-dilutive for the periods presented. See paragraph 40(c) of SFAS 128 for guidance.

Definitive Proxy Statement on Schedule 14A filed March 24, 2009

Compensation Discussion and Analysis, page 12

7.   Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings please revise your CD&A to discuss in greater detail your executive chairman's and chief executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Performance-Based Incentive Compensation, page 16

8.   In future filings, please clarify how you calculated the bonus pools for operations and corporate staff. In your discussion quantify the applicable percentage, and the target and actual amount of revenue; pretax income; and return on equity. Describe in greater detail how these measures were calculated and, if applicable, adjusted. Also explain how the compensation committee analyzed those amounts to determine whether the 12% threshold was met for each pool.

9.   In future filings, please clarify how each executive officer's bonus was determined, including the corporate performance measure and percentage of base salary used to calculate each bonus.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief